UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commissions file number 1-14106

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Retirement Savings Plan

B.Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.
2000 16th Street
Denver, Colorado 80202

DAVITA RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule
December 31, 2018 and 2017
(With Report of Independent Registered Public Accounting Firm Thereon)

DAVITA RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrative Committee
DaVita Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the DaVita Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2001.
Seattle, Washington
June 20, 2019

DAVITA RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2018 and 2017
(dollars in thousands)

	2018	2017
Assets:
Cash and cash equivalents	$81	$92
Investments at fair value	1,567,905	1,580,204
Receivables:
Notes receivable from participants	83,753	72,294
Employer contributions	69,363	—
Participant contributions	9,187	8,555
Net assets available for benefits	$1,730,289	$1,661,145

See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2018 and 2017
(dollars in thousands)

	2018	2017
Investment income:
Interest on investments	$1,786	$1,616
Dividends	16,202	12,293
Net (depreciation) appreciation in fair value of investments	(123,977)	217,033
Total net investment (loss) income	(105,989)	230,942
Participant note receivable interest	3,681	2,739
Contributions:
Employer	69,363	—
Participant	237,691	206,271
Rollovers	16,117	15,951
Total additions	220,863	455,903

Benefit payments	(144,688)	(127,030)
Administration expenses	(5,079)	(3,981)
Net increase before transfer of assets	71,096	324,892
Transfer of assets out of the Plan	(3,706)	—
Transfer of assets into the Plan	1,754	22,018
Net assets available for benefits at beginning of year	1,661,145	1,314,235
Net assets available for benefits at end of year	$1,730,289	$1,661,145

See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2018 and 2017
(dollars in thousands)

(1)	Description of Plan
The following description of the DaVita Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan for a more complete description of the Plan’s provisions. All capitalized terms used herein that are not defined, shall have the meaning given to them in the Plan.
(a) General
The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. (the Company). Employees become eligible to participate immediately following the date of hire and attaining the age of 18 (however, a participant must wait until the first of the month after attaining age 18 and completing 12 months of service before being eligible for the discretionary matching contribution). The Plan does not cover certain classes of individuals such as leased employees, independent contractors, nonresident aliens, residents of the Commonwealth of Puerto Rico, employees covered under a collective bargaining agreement and employees of DaVita Medical Holdings, LLC, a wholly-owned subsidiary of the Company, and any of its subsidiaries. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended and restated, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Plan Transfer of Assets
Effective June 1, 2018 the Company sold 100% of the equity its direct primary care business, DaVita DPC Holding Co., LLC (Paladina Health). In conjunction with the sale of Paladina Health, the Plan transferred total assets of $2,385 out of the Plan.
Effective June 1, 2017, the participants of the Renal Ventures Management, LLC 401(k) Plan (Renal Ventures 401(k) Plan) became eligible to participate in the DaVita Retirement Savings Plan as a result of the Company acquiring all of the outstanding stock of Renal Ventures Management, LLC on May 1, 2017. In the second quarter of 2017, Renal Ventures 401(k) Plan total assets of $22,018 were transferred into the Plan.
Auto Enrollment
Effective May 1, 2017, all new employees of the Company, except employees from plans transferred into the Plan, are automatically enrolled in the Plan at a pre-tax deferral rate of six percent upon meeting the eligibility requirements as described above. Prior to May 1, 2017, new employees of the Company were automatically enrolled in the Plan at a pre-tax deferral rate of five percent upon meeting the eligibility requirements as described above.
Automatic Increase Contributions
New employees of the Company become part of the Automatic Increase Contributions Program. Participants who are deferring at least one percent but no more than nine percent of Compensation per pay period will see their deferral rate increase annually by one percent each January 1st until their deferral rate reaches 10%. All eligible participants receive a notice of the right to opt out of Automatic Increase Contributions before such increased contributions are made. If the Participant does not make an affirmative election on or before the deadline, the Participant’s deferral percentage in effect as of December 31 of the prior Plan Year shall be increased by one percent.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2018 and 2017
(dollars in thousands)

Investment Options
Effective October 1, 2018, the registered investment company fund options in the Plan moved to a lower-cost share class, as outlined below. Funds not listed below remain unchanged. The funds' investment type, objective and degree of risk remained unchanged.

2017 Plan Options	2018 Plan Options
T. Rowe Price Stable Value Fund - (Class B)	T. Rowe Price Stable Value Fund - (Class C)
T. Rowe Price Retirement 2005 Trust (Class B)	T. Rowe Price Retirement 2005 Fund - (Class C)
T. Rowe Price Retirement 2010 Trust (Class B)	T. Rowe Price Retirement 2010 Fund - (Class C)
T. Rowe Price Retirement 2015 Trust (Class B)	T. Rowe Price Retirement 2015 Fund - (Class C)
T. Rowe Price Retirement 2020 Trust (Class B)	T. Rowe Price Retirement 2020 Fund - (Class C)
T. Rowe Price Retirement 2025 Trust (Class B)	T. Rowe Price Retirement 2025 Fund - (Class C)
T. Rowe Price Retirement 2030 Trust (Class B)	T. Rowe Price Retirement 2030 Fund - (Class C)
T. Rowe Price Retirement 2035 Trust (Class B)	T. Rowe Price Retirement 2035 Fund - (Class C)
T. Rowe Price Retirement 2040 Trust (Class B)	T. Rowe Price Retirement 2040 Fund - (Class C)
T. Rowe Price Retirement 2045 Trust (Class B)	T. Rowe Price Retirement 2045 Fund - (Class C)
T. Rowe Price Retirement 2050 Trust (Class B)	T. Rowe Price Retirement 2050 Fund - (Class C)
T. Rowe Price Retirement 2055 Trust (Class B)	T. Rowe Price Retirement 2055 Fund - (Class C)
T. Rowe Price Retirement 2060 Trust (Class B)	T. Rowe Price Retirement 2060 Fund - (Class C)
Vanguard Total Bond Market Index Fund	Vanguard Total Bond Market Index Fund Institutional Plus
Vanguard Institutional Index Fund	Vanguard Institutional Index Fund Institutional Plus
Vanguard Total International Stock Index Fund	Vanguard Total International Stock Index Fund Institutional Plus
Vanguard Extended Market Index Institutional Fund	Vanguard Extended Market Index Institutional Fund Institutional Plus
(b) Contributions
Participants may elect to contribute a maximum percentage of 75% of their eligible compensation into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations. Participants may elect to contribute eligible compensation on a pre-tax basis, an after-tax (Roth) basis or a combination of both. Participants may change their election prospectively at any time.
Effective January 1, 2018, the Company elected to make a discretionary matching contribution to the Plan for each eligible participating employee in an amount equal to 50% of the participant’s contributions, up to 3% of eligible compensation each pay period. However, if the participant had a base salary of $120 and was in a position of director or above as of December 31, 2017, the maximum match for that employee did not exceed $3.6. The matching contribution is calculated on a payroll by payroll basis, funded annually the following January and is only allocated to participants who are employed on the last day of the Plan Year (unless the participant died, became disabled, or terminated on or after normal retirement).  The Company’s discretionary matching contributions are invested in accordance with the participant’s investment elections for participant contributions.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2018 and 2017
(dollars in thousands)

Participants may direct their investments into the Company Common Stock Fund, certain registered investment company funds and a common commingled trust fund as allowed under the Plan. The contributions of participants who do not make elected investment options are automatically invested into various T. Rowe Price Retirement Funds, depending upon the age of the participants. Participants cannot direct more than 20% of their contributions into the Company Common Stock Fund.
Participants may elect to change their contribution percentage at any time and may change their investment elections or transfer amounts between funds daily, subject to applicable restrictions set forth in the Company's Insider Trading Policy if such elections or transfers involve the Company's Common Stock Fund. Participants who have attained the age of 50 before the close of the Plan Year are also eligible to make catch-up contributions in accordance with, and subject to, the legal limitations of the Code.
As part of the Plan restatement in 2018, the Company may no longer elect to make discretionary contributions, except as part of the employer matching contributions discussed above. There were no Company discretionary contributions made to the Plan during the 2017 Plan Year.
Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provisions under the Plan. Rollovers must be made in cash within the time limit specified by the IRS.
(c) Participant Accounts
The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings and losses and Plan expenses. Investment earnings and losses and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices as reported by the investment funds, or the quoted market prices of the underlying securities.
(d) Vesting
Participants in the Plan will always be 100% vested in their section 401(k) contributions, and their rollover contributions and earnings thereon. Participants in the Plan prior to January 1, 2018 are 100% vested in Employer match contributions, while Participants joining the Plan on or after January 1, 2018 vest in Employer match contributions 25% per year over a four year period. Employees become fully vested upon death or disability as defined in the Plan.
(e) Benefit Payments
Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes the Company Common Stock Fund, they may elect to receive a distribution of those shares. Participants may receive distributions either upon termination of service, by obtaining age 59½, incurring a financial hardship, withdrawing their rollover and after‑tax contributions or upon termination of the Plan. Rollover and after‑tax contributions may be withdrawn at any time. Employee deferral contributions may not be distributed unless the participant has attained age 59½, incurs a financial hardship, terminates service or upon termination of the Plan. However, unless the participant elects otherwise, distributions in cash will begin no later than sixty days after the close of the Plan Year, in which the latest following event occurs: a participant reaches normal retirement age, obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70½. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2018 and 2017
(dollars in thousands)

Terminated participants with vested balances greater than $1 and less than $5 will have their account transferred to another qualified account unless they elect to have a rollover or lump sum payment. For termination of service with vested benefits of $1 or less, a participant may automatically receive the vested interest in his or her account in a lump sum distribution unless a rollover is elected.
Distributions for financial hardship can only be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, Roth contributions, vested matching contributions and rollover contributions may be distributed. Earnings and Company discretionary contributions are not eligible for distribution. Participant’s contributions will be suspended for at least six months after the receipt of a hardship distribution.
In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.
(f) Notes Receivable From Participants
The Plan permits participants to borrow a minimum of $1 from their participant accounts. Subject to certain IRS regulations and Plan limits, such notes receivable cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50 reduced for any prior note receivable outstanding.
The note receivable must be repaid generally within 5 years or within 10 years when the proceeds are used to purchase a principal residence of the participant and bears interest at prime as stated in the Wall Street Journal on the last day of the month preceding the month in which the note receivable is made plus 1%. The interest rates on outstanding notes receivable ranged from 3.25% to 10.50% at December 31, 2018, with maturities through December 2038, which includes loans transferred in from other plans, primarily related to mortgage loans. Notes receivable are secured by the vested portion of a participant’s account balance.
(g) Plan Termination
Although it has not expressed the intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions under ERISA. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

(2)	Summary of Significant Accounting Policies
(a) Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.
(b) Income Recognition and Net Investment Income
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is accrued when earned. Dividends are recorded on the ex‑dividend date. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2018 and 2017
(dollars in thousands)

(c) Investments
The Plan’s investments at December 31, 2018 and 2017 at fair value include the value of assets including any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices (the net asset values) as reported by each investment fund. The fair values of the common and commingled trust funds are calculated as discussed below. The Company Common Stock Fund is valued at fair value based on its year‑end unit closing price from the New York Stock Exchange (comprised of year‑end market price of underlying stock plus uninvested cash position).
The T. Rowe Price Stable Value Fund C (Stable Value Fund) is a common commingled trust (CCT) fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and US government securities. The Stable Value Fund is measured at fair value based upon the price at which participants are able to transact on a daily basis under the terms of the Plan.
The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(d) Receivables – Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid outstanding principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.
(e) Receivables – Participant Contributions
Receivables from participant contributions are stated at net realizable value, and represent deferrals of employees’ compensation that have not yet been contributed to the Plan.
(f) Receivables – Employer Contributions
Receivables from participant contributions are stated at net realizable value, and represent employer matching contributions that have not yet been contributed to the plan.
(g) Benefit Payments
Benefits are recorded when paid.
(h) Administrative Expenses and Investment Management Fees
All operational administrative costs of the Plan are deducted from participants’ account balances except certain transaction costs associated with the recordkeeping of the Company Common Stock Fund, which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant note receivable costs, accounting and legal fees, commissions and transactions charges. Investment management fees are paid by each respective investment fund and are deducted in arriving at each fund’s overall net asset value. Beginning in July, 2018, fees deducted from participant accounts are held within the Plan and invested in the Vanguard Federal Money Market Fund until used to pay administrative expenses.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2018 and 2017
(dollars in thousands)

For the years ended December 31, 2018 and 2017, administration fees paid by the Plan were $5,079 and $3,981, respectively.
(h) Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management (Plan Management), which consists of both the Plan Administrator and the Plan Administrative Committee, to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Related Party and Party‑in‑Interest Transactions
Voya Financial is the Trustee and recordkeeper for the Plan. Each fund within the Plan has its own investment manager. The transfer of assets, as well as the recordkeeping functions of the Plan qualify as party-in-interest transactions. Additionally, the Company provided personnel and administrative functions for the Plan at no charge to the Plan. The Plan also holds shares of the Company’s Common Stock, which qualifies as a party-in-interest transaction. State Street Corporation is the custodian of the shares held in the DaVita Inc. Company Stock Fund.

(4)	Tax Status
The Plan received a favorable determination letter from the IRS dated June 21, 2016, stating that the Plan qualifies under Section 401(a) of the Code. The Plan has subsequently been amended and restated. Plan Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the Code, and as a result, is exempt from federal income taxes under Section 501(a) of the Code. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the Code.
U.S. generally accepted accounting principles require Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

(5)	Forfeitures
At December 31, 2018 and 2017, forfeited non-vested accounts totaled $17 and $85, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. During 2018 and 2017, forfeitures of $70 and $58, respectively, were used to pay administrative expenses.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2018 and 2017
(dollars in thousands)

(6)	Nonparticipant-directed investments
Information about the net assets and the significant components of the changes in net assets for the year ended December 31, 2018 relating to the nonparticipant-directed registered investments is as follows:

Vanguard Federal Money Market Fund
2018
Net assets, beginning of year	$—
Change in net assets
Dividends	11
Transfers of assets into the Plan	1,754
Transfers in — administration expenses	946
Disbursements — administration expenses and other	(614)
Net assets, end of year	$2,097

(7)	Fair Value Measurements
The Plan measures the fair value of its assets based upon certain valuation techniques that include observable or unobservable inputs and assumptions that market participants would use in pricing these assets under a fair value hierarchy. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2018:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds	$529,882	$529,882	$—	$—
Investments in Common Commingled Trust Funds	1,011,782	928,022	83,760	—
DaVita Inc. Common Stock Fund	26,241	26,241	—	—
Total investments at fair value	$1,567,905	$1,484,145	$83,760	$—

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2018 and 2017
(dollars in thousands)

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2017:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds	$482,127	$482,127	$—	$—
Investments in Common Commingled Trust Funds	1,058,692	974,248	84,444	—
DaVita Inc. Common Stock Fund	39,385	39,385	—	—
Total investments at fair value	$1,580,204	$1,495,760	$84,444	$—
The investments in registered investment company funds are recorded at fair value based upon quoted market prices as reported by each investment fund.
Investments in common commingled trust funds are recorded at fair value using the price at which participants are able to transact under the terms of the Plan as measured and available for redemption on a daily basis by the common commingled trust fund managers to meet benefit payments and other participant initiated withdrawals. The Plan is required to provide 12 months’ advance written notice to the trustee prior to redemption of trust units upon withdrawal from the fund. There are no restrictions related to the redemption notice period and there were no unfunded commitments at December 31, 2018. See (2)(c) under Summary of Significant Accounting Policies for further discussions.
DaVita Inc. Common Stock Fund is recorded at fair value based upon quoted market prices as reported by the New York Stock Exchange. See (2)(c) under Summary of Significant Accounting Policies for further discussion.
The methods used for determining fair value may not be reflective of the actual values that will be received upon settlement of the securities due to fluctuations in the market. However, the Plan Management believes the methods used to measure the fair value of its assets are appropriate and are based upon relevant market factors such as quoted prices or observable market inputs. The use of different methods or assumptions could result in a different fair value measurement at the reporting date.

DAVITA RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2018 and 2017
(dollars in thousands)

(8)	Reconciliation of Plan Financial Statements to the Form 5500
The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2018 and 2017:

	2018	2017
Net income:
Net increase before transfer of assets per financial statements	$71,096	$324,892
Deemed distributions	(1,993)	(1,333)
Net income per form 5500	$69,103	$323,559
Net assets available for benefits:
Net assets available for benefits per financial statements	$1,730,289	$1,661,145
Deemed distributions	(4,213)	(2,220)
Net assets available for benefits per form 5500	$1,726,076	$1,658,925

(9)	Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued and include all necessary disclosures.

DAVITA RETIREMENT SAVINGS PLAN

Schedule I

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018
(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Common Commingled Trust Funds:
T. Rowe Price	T. Rowe Price Stable Value Fund - (Class C)	$83,760
*Voya	Voya Small-Cap Opportunities Fund	11,128
T. Rowe Price	T. Rowe Price Retirement 2005 Fund - (Class C)	3,247
T. Rowe Price	T. Rowe Price Retirement 2010 Fund - (Class C)	7,415
T. Rowe Price	T. Rowe Price Retirement 2015 Fund - (Class C)	32,801
T. Rowe Price	T. Rowe Price Retirement 2020 Fund - (Class C)	110,866
T. Rowe Price	T. Rowe Price Retirement 2025 Fund - (Class C)	133,381
T. Rowe Price	T. Rowe Price Retirement 2030 Fund - (Class C)	139,344
T. Rowe Price	T. Rowe Price Retirement 2035 Fund - (Class C)	156,368
T. Rowe Price	T. Rowe Price Retirement 2040 Fund - (Class C)	126,435
T. Rowe Price	T. Rowe Price Retirement 2045 Fund - (Class C)	90,339
T. Rowe Price	T. Rowe Price Retirement 2050 Fund - (Class C)	69,302
T. Rowe Price	T. Rowe Price Retirement 2055 Fund - (Class C)	43,801
T. Rowe Price	T. Rowe Price Retirement 2060 Fund - (Class C)	3,595

Registered Investment Company Funds:
**Vanguard	Vanguard Federal Money Market Fund	2,097
MetWest	MetWest Total Return Bond Fund	24,162
Vanguard	Vanguard Total Bond Market Index Fund Institutional Plus	104,605
Vanguard	Vanguard Institutional Index Fund Institutional Plus	144,312
T. Rowe Price	T. Rowe Price Institutional Large-Cap Growth Fund	42,728
Vanguard	Vanguard Extended Market Index Institutional Fund Institutional Plus	77,013
Dodge and Cox	Dodge & Cox Stock Fund	14,490
American Funds	American Funds EuroPacific Growth Fund	11,019
Vanguard	Vanguard Total International Stock Index Fund Institutional Plus	109,456
Common Stock:
*DaVita Inc.	DaVita Stock Fund	26,241
*Participant loans	3.25% - 10.50% maturing through December 2038	83,753
	Total	$1,651,658
* Represents a party-in-interest.
** Non-participant directed investments. Cost of the non-participant directed investments approximates current value at December 31, 2018
.
See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC.
RETIREMENT SAVINGS PLAN

BY:	/s/ Cynthia Baxter
Cynthia Baxter
Designated Representative of the Plan
Administrator

Date: June 20, 2019